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April 13, 1999                                          CONTACT: Bryant Kinney
                                                        Office: 704/382-2208
                                                        24-Hour: 704/382-8333


               DUKE ENERGY EVALUATING ITS OPTIONS FOLLOWING LAUNCH
                   OF COMPETING TENDER OFFER FOR ENDESA-CHILE


CHARLOTTE - Duke Energy (NYSE: DUK) announced today that it is evaluating all its options following the announcement of a competing tender offer for control of Endesa-Chile.

"We will review the offer and then consider a range of alternatives," said Bruce Williamson, president and chief executive officer, Duke Energy International. "We continue to be enthusiastic about the future of Duke Energy International in Chile and South America."

Duke Energy (NYSE:DUK) is a global energy company with more than $26 billion in assets. Headquartered in Charlotte, N.C., the company reaches into more than 50 countries, producing energy, transporting energy, marketing energy and providing energy services. In the United States, Duke Energy companies provide electric service to approximately two million customers in North Carolina and South Carolina; operate interstate pipelines that deliver natural gas to various regions of the country; and are leading marketers of electricity, natural gas and natural gas liquids. Additional information about the company is available on the Internet at: www.duke-energy.com.









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